SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of February 2010

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on February 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 26, 2010	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS ANNOUNCES STRATEGIC INITIATIVES

TO FOSTER FUTURE GROWTH

--Seeks to Leverage Strong Balance Sheet to Enhance Shareholder Value--

HONG KONG — February 23, 2010 — Highway Holdings Limited (Nasdaq: HIHO) today announced several strategic initiatives designed to leverage its solid balance sheet and enhance shareholder value.

 “Key components of the planned proactive initiatives will be focused on growing the company’s core business to achieve our sales and earnings targets, while seeking appropriate partnerships, complementary acquisitions and related activities,” said Roland Kohl, president and chief executive officer of Highway Holdings.

He added that the company’s near-term goals are to return Highway Holdings’ OEM business, at a minimum, to sales levels prior to the worldwide economic recession and achieve significant earnings growth in its fiscal 2011 period compared with its fiscal 2010 period ending March 31, 2010.

He noted Highway Holdings’ quality manufacturing, available operating capacity, global customer base and Nasdaq listing support its strategy to attract Chinese business partners seeking international access.  “Conversely, partnerships with Chinese companies may also provide an opportunity for Highway Holdings to gain potential new OEM customers within the domestic Chinese market – a customer base that has not been available to Highway Holdings due to the company’s existing business structure in China,” said Kohl.

He also indicated that the company plans to increase its efforts to identify additional business opportunities in highly promising new technologies and growth areas, as well as mergers and acquisitions.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings’ principal office is located in Hong Kong and it currently operates two manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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